                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                 _____________

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                           (Amendment No.______)/1/

                            OnCure Technologies Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68232U100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 18, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Stephen J. Warner                           Stephen J. Warner
Alpine Venture Capital Corp.                Alpine Venture Capital Partners LP
One North Clematis Street                   One North Clematis Street
Suite 510                                   Suite 501
West Palm Beach, FL 33401                   West Palm Beach, FL 33401
(561) 838-9005                              (561) 838-9005

                 (Name & Address & Telephone Number of Person
               Authorized to Receive Notices and Communications)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                 [_] Rule 13d-l(b)

                 [X] Rule 13d-l(c)

                 [_] Rule 13d-l(d)

____________
     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 68232U100                  13G                     Page 2 of 8 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Alpine Venture Capital Partners LP 65-095-4244
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             1,538,462
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,538,462
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,538,462
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
      10.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

CUSIP No. 68232U100                  13G                     Page 3 of 8 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Alpine Venture Capital Corp. 65-095-2124
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Florida
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             1,538,462
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,538,462
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,538,462
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
      10.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------

CUSIP No. 68232U100                   13G                    Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

               OnCure Technologies Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               700 Ygnacio Valley Road
               Suite 300
               Walnut Creek, CA 94596

Item 2(a).     Name of Persons Filing:

               Alpine Venture Capital Partners LP

               Alpine Venture Capital Corp. as the general partner of Alpine Venture Capital Partners LP

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               Alpine Venture Capital Partners LP: One North Clematis Street, Suite 510, West Palm Beach, FL 33401

               Alpine Venture Capital Corp.: One North Clematis Street, Suite 510, West Palm Beach, Florida 33401

Item 2(c).     Citizenship:

               Alpine Venture Capital Partners, LP: Delaware Limited
               Partnership

               Alpine Venture Capital Corp.: Florida Corporation

Item 2(d).     Title of Class of Securities:

               Series E Convertible Preferred Stock, convertible into shares of common stock, $.001 par value.

Item 2(e).     CUSIP Number:

               68232U100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

       (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

       (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

CUSIP No. 68232U100                   13G                     Page 5 of 8 Pages

       (c) [_] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

       (d) [_] Investment Company registered under Section 8 of the Investment Company Act.

       (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

       (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

       (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership (As of January 18, 2001)

         (a)   Amount beneficially owned:

               Alpine Venture Capital Partners LP (the "Limited Partnership"), beneficially owns 500 shares of Series E Convertible Preferred Stock of the Issuer, which shares are convertible into 1,538,462 shares of common stock, $.001 par value per share, representing 10.7% direct beneficial ownership of the shares of common stock of the Issuer. Alpine Venture Capital Corp. is the general partner of the Limited Partnership and may be deemed to own beneficially the 1,538,462 shares held by the Limited Partnership.

CUSIP No. 68232U100                  13G                      Page 6 of 8 Pages

         (b)   Percent of class:

               Alpine Venture Capital Partners LP owns beneficially and of record 1,538,462 shares of common stock of OnCure Technologies Corp., which represents 10.7% beneficial ownership of the common stock of Oncure Technologies Corp. Alpine Venture Capital Corp., in its capacity as General Partner of Alpine Venture Capital Partners LP, may be deemed to beneficially own the 1,538,462 shared held by Alpine Venture Capital Partners LP representing 10.7% indirect beneficial ownership of the common stock of Oncure Technologies Corp. The percentages of ownership are based on the 9,374,816 shares of common stock reported outstanding in the OnCure Technologies Corp. SB-2 dated May 11, 2001.

         (c)   Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote

                      Alpine Venture Capital Partners LP: 0
                      Alpine Venture Capital Corp.: 0

               (ii)   Shared power to vote or direct the vote

                      Alpine Venture Capital Partners LP: 1,538,462 Alpine Venture Capital Corp.: 1,538,462

               (iii)  Sole power to dispose or to direct the disposition of

                      Alpine Venture Capital Partners LP: 0
                      Alpine Venture Capital Corp.: 0

               (iv)   Shared power to dispose or to direct the disposition of

                      Alpine Venture Capital Partners LP: 1,538,462 Alpine Venture Capital Corp.: 1,538,462

Item 5.        Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not applicable.

CUSIP No. 68232U100                 13G                       Page 7 of 8 Pages

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certifications.

               "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           May 21, 2001
                                           -----------------------------------
                                                         (Date)


                                           Alpine Venture Capital Partners LP
                                           By: Alpine Venture Capital Corp.,
                                               its general partner


                                           /s/ Stephen J. Warner
                                           ------------------------------------
                                           By:    Stephen J. Warner
                                           Title: President

CUSIP No. 68232U100                  13G                     Page 8 of 8 Pages


Item 10.       Certifications.

               "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           May 21, 2001
                                           ------------------------------------
                                                 (Date)


                                           Alpine Venture Capital Corp.


                                           /s/ Stephen J. Warner
                                           ------------------------------------
                                           By: Stephen J. Warner
                                           Title: President